May 19, 2017

VIA EDGAR

Shannon Sobotka

Staff Accountant

Office of Real Estate and Commodities

Securities and Exchange Commission

Division of Corporation Finance,  Mail Stop 3233

100 F Street, N.E. Washington, D.C. 20549

Re:  The Howard Hughes Corporation

Form 10-K

Filed February 23, 2017

File No. 001-34856

Dear Ms. Sobotka:

The Staff of the Securities and Exchange Commission (the “Commission”) provided two comments to The Howard Hughes Corporation (“we” or the “Company”), by letter dated May 8, 2017, with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2016, filed February 23, 2017 (the “Form 10-K”). For your convenience in reviewing our responses to you,  we have included your comments immediately prior to the responses.

Results of Operations, page 30

MPC Net Contribution, page 38

1. We note your disclosure that MPC Net Contribution is used to measure the value of assets in this segment based on their contribution to liquidity and capital available for investment. Please tell us how you determined MPC Net Contribution is not a liquidity measure.

Response:

We have always presented the Master Planned Communities (“MPC”) Net Contribution metric as a supplemental non-GAAP measure of current period operating performance for our MPC segment.  We believe this measure is relevant to our investors because it captures current period performance through the velocity of sales as well as current period development expenditures based upon demand at our MPCs, which varies depending upon the stage of the MPC’s development lifecycle, and the overall economic environment.

MPC Net Contribution is a derivative of our defined GAAP MPC segment EBT after adjusting for certain items and is intended to provide investors an alternative view of the level of current period MPC sales and development activity. MPC Net Contribution represents revenues less operating expenses of the MPC segment determined in accordance with GAAP, less development and land acquisition costs incurred during the current period (net of MUD and SID reimbursements), plus depreciation and amortization, and further adjusted for distributed earnings from unconsolidated development entities.

We have not adjusted the measure for significant non-cash items for which we would have otherwise made adjustments had we viewed this as a liquidity measure. For example, we have not adjusted EBT to remove the impacts of previously deferred revenue that met criteria to be recognized in the current period, or to include revenue in the current period that has been deferred due to future development obligations.  We have also recognized development expenditures on an accrual basis, to reflect the pace of development activity during the period. Furthermore, MPC Net Contribution is also not adjusted to consider changes in working capital accounts.

We propose the following enhanced disclosure, with proposed additions marked in underlined text while proposed deletions are shown as strikethrough compared to the language in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016:

In addition to segment EBT, MPC Net Contribution is a non-GAAP financial measure derived from EBT, adjusted for certain items as discussed below. Management uses this measure because it captures current period performance through the velocity of sales as well as current period development expenditures based upon demand at our MPCs, ~~we believe that certain investors measure~~which varies depending upon the ~~value~~ stage of the ~~assets in this~~ MPC’s development lifecycle, and the overall economic environment.

As reconciled below for each of the respective periods, we calculate MPC Net Contribution as MPC segment ~~based on their contribution~~ EBT adjusted to ~~liquidity and capital available for investment. MPC Net Contribution is defined as MPC segment EBT, plus~~ exclude timing differences related to MPC cost of sales~~,~~ and non-cash depreciation and amortization, ~~and net collections from Special Improvement District (“SID”) bonds and Municipal Utility District (“MUD”) receivables,~~ reduced by ~~MPC~~ the current period development and land acquisition expenditures (net of municipality reimbursements) which relate to the ordinary course of our long-term master planned community development business, further adjusted for distributed earnings from unconsolidated development ventures.

Although MPC Net Contribution can be computed from GAAP elements of income, it is not a GAAP-based operational metric and should ~~not~~be ~~used~~ evaluated in addition to ~~measure operating performance of the MPC assets as~~, and not considered a substitute for or superior to any GAAP measures of ~~such~~ operating performance ~~nor~~. ~~should it be used as a comparison metric with~~ Furthermore, other ~~comparable businesses.~~ companies may calculate Net Contribution in a different manner, which may hinder comparability. A reconciliation of segment EBT to consolidated net income (loss) as computed in accordance with GAAP is presented in Note 17 - Segments.

The following table sets forth the MPC Net Contribution for the years ended December 31, 2017, 2016 and 2015, ~~and 2014~~as reconciled to MPC segment EBT.  [please see calculations historically provided in our filings].

***

Note 5 Real Estate and Other Affiliates, page F-21

2. Please tell us whether any of your unconsolidated joint ventures are significant in accordance with Rule 3-09 of Regulation S-X and the basis for your conclusions. To the extent any of your unconsolidated joint ventures are significant, please explain why audited financial statements have not been provided in accordance with Rule 3-09 of Regulation S-X.

We performed the significant subsidiary tests under S-X 1-02(w) as specified by S-X Rule 3-09 in each of the years presented in the Form 10-K. The results of our analysis are summarized below:

	2016		2015		2014
Equity Method Investment	% Assets	% Income	% Assets	% Income	% Assets	% Income
The Summit	0.5%	13.6%	0.2%	0.0%	N/A	N/A
Grandview SHG LLC	0.1%	0.0%	N/A	N/A	N/A	N/A
Millennium Woodlands Phase II	0.0%	0.0%	0.0%	(0.8)%	0.0%	(3.3)%
Stewart Title	0.1%	0.2%	0.1%	0.7%	0.1%	3.3%
Las Vegas 51s LLC	0.2%	0.0%	0.2%	0.1%	0.2%	(0.2)%
The Metropolitan Downtown Columbia	0.0%	0.2%	0.1%	0.0%	0.1%	0.0%
Woodlands Sarofim	0.0%	0.1%	0.0%	0.1%	0.1%	0.4%
Circle T Ranch and Power	0.1%	3.3%	0.2%	0.0%	0.2%	0.0%
HHMK Development	0.0%	0.0%	0.0%	0.4%	0.0%	5.4%
KR Holdings	0.0%	0.0%	0.0%	0.9%	0.2%	49.4%
m.flats/TEN.M	0.1%	0.0%	0.1%	0.0%	0.2%	0.0%
Constellation	0.0%	0.0%	N/A	N/A	N/A	N/A

N/A – no ownership or entity did not exist in period

As illustrated above, KR Holdings was a greater than 20% significant subsidiary for the year ended December 31, 2014, as defined in S-X Rule 3-09.

KR Holdings was a joint venture formed to develop and sell condominium units in a condominium tower in Honolulu, Hawaii. During 2014, the joint venture sold substantially all of its condominium units, repaid all third party debt, and distributed the resulting cash proceeds to the joint venture partners. Given the venture exceeded the 20% significance test,  we attached audited financial statements for the years ended December 31, 2014 and 2013, including unaudited statements for the year ended December 31, 2012, at Exhibit 99.1 to our filing on Form 10-K for the year ended December 31, 2014. These financial statements, along with our 2014 filing and more detailed discussion of significant items relevant in those years, are available and accessible for our investors to reference.

Since 2014, there have been no significant activities ongoing in that joint venture.  In fact, the primary purpose of the continued existence of the entity is to comply with legal requirements in the State of Hawaii for condominium developers to maintain liability coverage for a certain period of time after the sale of condominium units. In substance,  the economic liquidation of all real estate asset inventory was substantially completed in the year 2014.  The only notable activity in any subsequent period was the remaining cash distributions to the partners from the sales of the condominium units in 2014. We disclosed this activity separately in our consolidated statements of cash flows for the years ended December 31, 2016 and 2015 as $0 and $9.1 million, respectively, and these amounts represented 0% and 2% of our investing activities in those respective years.  This joint venture represents 0.0% of both our assets and income as of and for the year ended December 31, 2016, respectively, and 0.0% and 0.9% of our assets and income, as of and for the year ended December 31, 2015, respectively.

In those periods, KR Holdings was de minimis as mentioned and illustrated above with respect to both a percentage of our total assets and of pretax income.  We considered the disclosure provided in our footnote with respect to the investment’s carrying value and share of earnings, and we believe this information to be of sufficient detail for investors to understand the lack of ongoing activity in that venture.

Please call me at (214) 741-7744 if you have any questions or require further information.

Sincerely,

/s/ David R. O’Reilly

David R. O’Reilly

cc: Isaac Esquivel, Securities and Exchange Commission

David R. O’Reilly, The Howard Hughes Corporation

Mike Swain, The Howard Hughes Corporation

Kristi Reavis, The Howard Hughes Corporation

Timothy Hubach, The Howard Hughes Corporation

Mark R. Kaspar, Ernst & Young